TATE & LYLE

starchsweeteneringredientsofqualitysugarcitricacidsyrup



interim report 2002

Tate&Lyle

is a global leader in carbohydrate processing.
Our brands and high-quality ingredients add value
to consumer products around the world.

chairman's statement

Comparisons are with the six months to 30 September 2001 unless stated otherwise.

Overview

Profit before tax, goodwill amortisation and exceptional items for the six months to 30 September 2002 was £126 million. This was materially above the £64 million achieved in the six months to September 2001. Whilst this was partly due to the disposal of the US sugar businesses, which lost £19 million in the comparative period, underlying trading also improved, particularly at Staley and Amylum. The stronger trading performance and lower interest charge enabled us to improve interest cover from 3.3 times in the year to 31 March 2002 to 7.2 times in the half year to 30 September 2002 and strengthen the balance sheet. The annualised return on net operating assets increased to 16.1% (8.9%).

We announced on 1 May 2002 the completion of the sale of Western Sugar Company with an effective date for the transaction of 31 March 2002. The total consideration after working capital adjustments was £56 million (US$82 million) of which £16 million was received in the period under review. The balance is payable over a maximum of five years.

We are determining how best to maximise shareholder value from our molasses and liquid storage business and partial disposal remains one option.

The Board has declared an unchanged interim dividend of 5.5p per share, to be paid on 14 January 2003 to shareholders registered on 6 December 2002.

Results for the six months to 30 September 2002

Sales were £1,646 million (£2,133 million). Sales from continuing operations were £1,635 million (£1,749 million). The reduction mainly relates to lower selling prices in our sugar trading unit and the impact of lower US dollar exchange rates. Profit before interest and exceptional items was £144 million (£97 million) before a £4 million (£4 million) charge for amortisation of goodwill. The margin of profit before interest, goodwill amortisation and exceptional items to sales improved to 8.7% (4.5%).

The interest charge of £18 million was £15 million lower than the comparative period and benefited from a substantial reduction in net debt. Additionally the interest charge was reduced by £5 million relating to interest received on tax refunds and exchange gains on foreign currency balances. Interest cover improved significantly to 7.2 times, exceeding our target to restore cover to at least 4.0 times.

Profit before tax, goodwill amortisation and exceptional items was £126 million (£64 million). Currency movements reduced profit before tax by £1 million, mainly due to the impact of the weaker US dollar. Profit before tax but after goodwill amortisation and exceptional items was £129 million (£64 million).

Exceptional items totalled a gain of £7 million (gain of £4 million). This consists of £7 million earnout income from the Domino Sugar disposal, final adjustments on the sale of Western Sugar, and loss on sale of fixed assets.

The underlying rate of tax on profit before goodwill amortisation and exceptional items is 31% (year to 31 March 2002, 32%).

Diluted earnings per share before goodwill amortisation and exceptional items were 8.6p higher at 18.0p, and after exceptional items and goodwill amortisation were 18.8p (9.4p).

The Group continued to generate strong cash flow. Net cash inflow from operating activities was £198 million (£215 million). Capital expenditure totalled £31 million (£39 million). Since the March 2002 year end net debt has reduced by £127 million to £512 million (£848 million).

Amylum Integration

The integration of Amylum and Staley is on track to deliver the anticipated net £10 million of benefits in the full year. We remain confident that we will

The Group continued to generate strong cash flow. Since the March 2002 year end, net debt has reduced by £127 million to £512 million.

achieve our original target for gross annual benefits of £50 million by the financial year ending March 2004 with a net £25 million benefit in that year.

Segmental Analysis before Exceptional Items

Americas Profits in the segment were £78 million, £33 million higher than the comparative period which included losses in the US sugar businesses of £19 million.

Profits at Staley were higher, reflecting an improvement in contribution from main product lines and lower manufacturing costs, including energy costs. Corn costs were higher as were by-product returns. Ethanol prices throughout the US were lower than in the corresponding period and the contribution from this product line declined. Good progress was made in the value-added food ingredients segment but the industrial starch market, and in particular the paper industry, continued to be competitive.

Selling prices for citric acid continued to decline due to competition from Asian imports. Action to reduce costs has ensured that our business remains profitable.

Corn prices in the US have been volatile and rose over the period due to a drought in the Midwest Corn Belt which caused the US Department of Agriculture to cut its production estimates. Increased selling prices in next calendar year's sweetener and starch pricing round, including the recovery of increased US corn costs, will therefore be important in determining the profitability of the second half year.

The level of profitability in the second half year will be adversely affected by exchange translation if current US dollar exchange rates prevail.

Almex in Mexico remains profitable despite the impact of a tax on soft drinks containing high fructose corn syrup.

Redpath, our Canadian sugar refiner, performed well with lower costs and increased volumes. The sale of Western Sugar (our US beet sugar refiner) was announced on 1 May 2002 and the business made a profit of £1 million in the period prior to its disposal. Occidente in Mexico improved on better pricing and a record cane crop.

Europe Profits in the segment improved to £59 million (£53 million).

Amylum, our European cereal sweetener and starch business, reported higher profits. A modest improvement in both starch and sweetener volumes and a better product mix offset the price decline announced earlier in the year. Wheat and maize raw material prices were lower and by-product revenues increased. Lower overheads and better energy efficiency and a reduction in overall energy costs also contributed to the improved earnings. Amylum's Eastern European operations performed particularly well with strong demand and a more stable business environment.

The integration programme involves examining all aspects of the business by cross-functional teams drawn from and applying best practices throughout the Group. A number of initiatives are already delivering benefits. Since the start of the integration programme and after full consultation with the relevant works councils, Amylum's headcount has reduced by more than 200. The programme is on-track to deliver a net benefit of £10 million in the full year.

Our sugar refineries in London and Lisbon continue to produce stable profits and generate good cash flow. The benefit of improved efficiencies was partially offset by higher energy costs.

In Eastern Sugar, a large beet sugar crop in Central Europe and lower than expected demand affected selling prices, particularly in the Czech Republic, and overall profits were lower.

Rest of the World With the disposal programme largely complete, this segment mainly consists of Nghe An Tate & Lyle Sugar Company in Vietnam and our sugar trading activity, both of which continued to perform well.

Following an excellent start we are increasingly confident about the outlook for the year as a whole.

Other Segments In the Animal Feed and Bulk Storage segment the molasses and storage business performed in line with expectations. Whilst we expect profits to be seasonal, we do not expect profits in the second half year to match those of the comparative period in the preceding year.

Losses in our reinsurance business in the first half of the 2002 financial year were not repeated and this, coupled with £3 million licence fee income from sucralose in this half year (£nil), improved the result in the Other Businesses and Activities segment.

Retirement Benefits

As previously announced, during the half year we made a one-off contribution of £7 million into the largest of our pension schemes, the UK Tate & Lyle Group Pension Scheme, to eliminate the shortfall at the end of March 2002 and recommenced cash contributions of £8 million per annum. We have recently reviewed the US schemes and contributed an additional £2 million (US$3 million) in the first half year, and will contribute £5 million (US$7 million) in the second half year before increasing cash contributions by £7 million (US$10 million) a year. These payments will result in a cash outflow of £22 million in the year to 31 March 2003. The accounts continue to be prepared under SSAP 24 and the effect on the profit and loss account for the year is under £1 million.

Under SSAP 24, the net pension liability reduced by £9 million to £23 million and the US healthcare provision reduced by £17 million to £113 million. The charge for pensions in the half year under SSAP 24 was £7 million and under FRS 17 would have increased to £11 million.

The net pension position at 30 September 2002, under FRS 17, would have been a deficit of £250 million, a movement of £200 million from the deficit of £50 million that would have been recorded at 31 March 2002. The potential US healthcare liability would have decreased from £117 million to £111 million. After taking account of deferred tax, the Group's net assets at 30 September would have reduced by £146 million from £1,069 million under SSAP 24 to £923 million if the provisions of FRS 17 had been adopted.

Chief Executive

As already announced Larry Pillard will be relinquishing his position as Chief Executive at the end of the calendar year although he will continue to serve the Group as a non-executive director. Satisfactory progress is being made in the selection of his successor.

Outlook

As stated in the September 2002 trading statement, we anticipate that the results for the full year will revert to a traditional seasonal trading pattern with a significant weighting of profits towards the first half. Increased selling prices in next calendar year's sweetener pricing round, including the recovery of prevailing higher corn costs at Staley, will be the significant factor in determining the likelihood of an improvement in Group profits in the second half by comparison with the same period in the previous year.

Our disposal of non-performing assets together with the much-improved trading performance has considerably strengthened the balance sheet. Following an excellent start we are increasingly confident about the outlook for the year as a whole.

Sir David Lees Chairman
7 November 2002

group profit and loss account

unaudited results for the 6 months to 30 September 2002

	Unaudited for the 6 months to 30 September 2002			Unaudited 6 months to 30 Sept 2001 £ million	Audited Year to 31 March 2002 £ million
	Continuing activities £ million	Discontinued activities £ million	Total £ million		
Sales					
Group subsidiaries	**1 471**	**11**	**1 482**	1 957	3 616
Share of joint ventures and associates	**164**	**–**	**164**	176	328
	1 635	**11**	**1 646**	2 133	3 944
Group operating profit before goodwill amortisation	**121**	**1**	**122**	81	180
Goodwill amortisation	**(4)**	**–**	**(4)**	(4)	(8)
Group operating profit	**117**	**1**	**118**	77	172
Share of operating profits of joint ventures and associates	**22**	**–**	**22**	16	36
Total operating profit: Group and share of joint ventures and associates	**139**	**1**	**140**	93	208
Exceptional profit/(loss) on sale of businesses	**–**	**8**	**8**	(2)	(5)
Exceptional (loss)/profit on sale of fixed assets	**(1)**	**–**	**(1)**	6	13
Profit before interest	**138**	**9**	**147**	97	216
Net interest payable			**(17)**	(27)	(55)
Share of joint ventures' and associates' interest			**(1)**	(6)	(2)
Profit before taxation			**129**	64	159
Taxation			**(38)**	(19)	(39)
Profit after taxation			**91**	45	120
Minority interests			**(1)**	–	(2)
Profit for the period			**90**	45	118
Dividends paid and proposed			**(26)**	(26)	(85)
Retained profit			**64**	19	33
Earnings per share (Note 1)					
– basic			**18.9p**	9.4p	24.7p
– diluted			**18.8p**	9.4p	24.6p
Before goodwill amortisation and exceptional items					
Profit before taxation (£ million)			**126**	64	159
Diluted earnings per share (pence)			**18.0p**	9.4p	22.1p

group balance sheet

summarised balance sheet as at 30 September 2002

	Unaudited 30 Sept 2002 £ million	Unaudited 30 Sept 2001 £ million	Audited 31 March 2002 £ million
Fixed assets			
Intangible assets	**149**	162	158
Tangible assets	**1 210**	1 414	1 303
Investments	**240**	215	238
	1 599	1 791	1 699
Current assets			
Stocks	**305**	408	400
Debtors	**350**	478	467
Investments and cash at bank and in hand **(Note 2)**	**120**	166	135
	775	1 052	1 002
Creditors – due within one year			
Borrowings **(Note 2)**	**(72)**	(443)	(151)
Other	**(397)**	(440)	(502)
Net current assets	**306**	169	349
Total assets less current liabilities	**1 905**	1 960	2 048
Creditors – due after more than one year			
Borrowings **(Note 2)**	**(560)**	(571)	(623)
Other	**(2)**	(2)	(3)
Provisions for liabilities and charges	**(274)**	(351)	(341)
Total net assets	**1 069**	1 036	1 081
Capital and reserves			
Called up share capital	**123**	123	123
Share premium account and other reserves	**490**	499	489
Profit and loss account	**419**	378	431
Shareholders' funds	**1 032**	1 000	1 043
Minority interests	**37**	36	38
	1 069	1 036	1 081

statement of cash flows

for the 6 months to 30 September 2002

	Unaudited 6 months to 30 Sept 2002 £ million	Unaudited 6 months to 30 Sept 2001 £ million	Audited Year to 31 March 2002 £ million
Operating profit	**118**	77	172
Depreciation of tangible fixed assets	**56**	58	121
Amortisation of goodwill	**4**	4	8
Change in working capital	**20**	76	143
Provisions against fixed asset investments	**–**	–	1
Net cash inflow from operating activities	**198**	215	445
Dividends from joint ventures and associates	**2**	6	7
Returns on investment and servicing of finance			
Net interest paid	**(10)**	(31)	(61)
Dividends paid to minority interests in subsidiary undertakings	**–**	(1)	(1)
	(10)	(32)	(62)
Taxation received/(paid)	**5**	(5)	(35)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(31)**	(39)	(76)
Sale of tangible fixed assets	**–**	9	15
Purchase of fixed asset investments	**(15)**	(15)	(12)
Sale of fixed asset investments	**12**	–	12
	(34)	(45)	(61)
Acquisitions and disposals			
Sale of businesses	**16**	10	103
Net overdraft of subsidiaries sold	**–**	–	2
Refinancing of existing joint ventures	**–**	–	(3)
Sale of interests in joint ventures and associates	**–**	1	7
	16	11	109
Equity dividends paid	**(58)**	(58)	(85)
Net cash inflow before financing and management of liquid resources	**119**	92	318

Reconciliation of cash flow to net debt

Net cash inflow before financing and management of liquid resources	**119**	92	318
Changes in debt not involving cash flow:			
– Reduction on disposal of subsidiaries	**–**	12	1
– Exchange movements	**9**	12	7
– Amortisation of bond discount	**(1)**	(1)	(2)
Reduction in net borrowings	**127**	115	324
Net borrowings at start of period	**(639)**	(963)	(963)
Net borrowings at end of period	**(512)**	(848)	(639)

segmental analysis of sales
for the 6 months to 30 September 2002

6 months to 30 September 2002 (unaudited)	Continuing activities £ million	Discontinued activities £ million	Total sales £ million
Sweeteners and starches – Americas	**618**	**11**	**629**
– Europe	**662**	**–**	**662**
– Rest of the world	**179**	**–**	**179**
	1 459	**11**	**1 470**
Animal feed and bulk storage	**160**	**–**	**160**
Other businesses and activities	**16**	**–**	**16**
	1 635	**11**	**1 646**

6 months to 30 September 2001 (unaudited restated)			
Sweeteners and starches – Americas	652	321	973
– Europe	688	–	688
– Rest of the world	208	38	246
	1 548	359	1 907
Animal feed and bulk storage	178	2	180
Other businesses and activities	23	23	46
	1 749	384	2 133

The analysis of sales for the 6 months to 30 September 2001 has been restated to include the results of Western Sugar, ZSR and other minor disposals within Discontinued activities.

Year to 31 March 2002 (audited)			
Sweeteners and starches – Americas	1 269	428	1 697
– Europe	1 323	–	1 323
– Rest of the world	422	50	472
	3 014	478	3 492
Animal feed and bulk storage	371	7	378
Other businesses and activities	39	35	74
	3 424	520	3 944

Included in the analysis of total sales are the following amounts relating to associates and joint ventures:

	6 months to 30 Sept 2002 £ million	6 months to 30 Sept 2001 £ million	Year to 31 March 2002 £ million
Sweeteners and starches – Americas	**74**	89	155
– Europe	**87**	72	149
– Rest of the world	**1**	13	20
	162	174	324
Animal feed and bulk storage	**2**	2	4
Other businesses and activities	**–**	–	–
	164	176	328

segmental analysis of profit before interest

for the 6 months to 30 September 2002

6 months to 30 September 2002 (unaudited)	Continuing activities £ million	Discontinued activities £ million	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches – Americas	**77**[1]	**1**	**78**[1]	**7**	**85**[1]
– Europe	**59**[1]	**–**	**59**[1]	**–**	**59**[1]
– Rest of the world	**5**	**–**	**5**	**–**	**5**
	141	**1**	**142**	**7**	**149**
Animal feed and bulk storage	**2**	**–**	**2**	**–**	**2**
Other businesses and activities	**(4)**	**–**	**(4)**	**–**	**(4)**
	139	**1**	**140**	**7**	**147**

[1]**These profit figures include £2 million of goodwill amortisation.**

6 months to 30 September 2001 (unaudited restated)					
Sweeteners and starches – Americas	64[2]	(19)	45[2]	–	45[2]
– Europe	53[2]	–	53[2]	4	57[2]
– Rest of the world	2	2	4	–	4
	119	(17)	102	4	106
Animal feed and bulk storage	3	(2)	1	–	1
Other businesses and activities	(12)	2	(10)	–	(10)
	110	(17)	93	4	97

[2]**These profit figures include £2 million of goodwill amortisation.**

The analysis of profit before interest for the 6 months to 30 September 2001 has been restated to include the results of Western Sugar, ZSR and other minor disposals within Discontinued activities.

Year to 31 March 2002 (audited)					
Sweeteners and starches – Americas	139[3]	(18)	121[3]	1	122[3]
– Europe	87[3]	–	87[3]	4	91[3]
– Rest of the world	4	1	5	1	6
	230	(17)	213	6	219
Animal feed and bulk storage	15	(2)	13	(1)	12
Other businesses and activities	(22)	4	(18)	3	(15)
	223	(15)	208	8	216

[3]**These profit figures include £4 million of goodwill amortisation.**

combined statement of total recognised gains and losses and reconciliation of movements in shareholders' funds

for the 6 months to 30 September 2002

	Unaudited 6 months to 30 Sept 2002 £ million	Unaudited 6 months to 30 Sept 2001 £ million	Audited Year to 31 March 2002 £ million
Profit for the period	**90**	45	118
Currency difference on foreign currency net investments	**(76)**	(27)	(3)
Taxation on exchange differences on foreign currency net investments	**–**	–	1
Total recognised gains for the period	**14**	18	116
Dividends	**(26)**	(26)	(85)
Issue of shares	**1**	–	–
Goodwill transferred to profit and loss account	**–**	–	4
Net (reduction)/increase in shareholders' funds	**(11)**	(8)	35
Opening shareholders' funds	**1 043**	1 008	1 008
Closing shareholders' funds	**1 032**	1 000	1 043

notes to the interim financial statements

for the 6 months to 30 September 2002

1. Earnings/(losses) per share

The basic earnings per share of 18.9p (6 months to 30 September 2001 – 9.4p, year to 31 March 2002 – 24.7p) are calculated by dividing profits after taxation and minority interests and preference dividend of £90 million (September 2001 – profit of £45 million, March 2002 – profit of £118 million), by the weighted average number of ordinary shares in issue during the period of 475,039,721 (September 2001 – 478,797,825, March 2002 – 477,322,221).

The diluted earnings per share are calculated on the assumptions that the outstanding options over 11,252,958 shares had been exercised and that the funds so generated would be used to purchase 8,663,810 ordinary shares at the average price during the period of 350.7p, thereby increasing the average number of shares to 477,628,869.

	Earnings/(losses)			Diluted earnings/(losses) per share		
	6 months to 30 Sept 2002 £ million	6 months to 30 Sept 2001 £ million	Year to 31 March 2002 £ million	**6 months to 30 Sept 2002 pence**	6 months to 30 Sept 2001 pence	Year to 31 March 2002 pence
Diluted earnings of the period	**90**	45	118	**18.8**	9.4	24.6
Goodwill amortisation	**4**	4	8	**0.8**	0.8	1.7
Exceptional items	**(8)**	(4)	(20)	**(1.6)**	(0.8)	(4.2)
Diluted earnings before goodwill amortisation and exceptional items	**86**	45	106	**18.0**	9.4	22.1

The exceptional items recognised in the 6 months to 30 September 2002 include a tax credit of £1 million (6 months to 30 September 2001 – £nil, year to 31 March 2002 – £12 million).

2. Analysis of net debt

	Unaudited 30 Sept 2002 £ million	Unaudited 30 Sept 2001 £ million	Audited 31 March 2002 £ million
Investments and cash at bank and in hand	**120**	166	135
Borrowings due within one year	**(72)**	(443)	(151)
Borrowings due after more than one year	**(560)**	(571)	(623)
	(512)	(848)	(639)

3. Average exchange rates

US Dollar £1 = $	**1.50**	1.43	1.43
Euro £1 = €	**1.58**	1.62	1.62

4. Period end exchange rates

US Dollar £1 = $	**1.57**	1.47	1.42
Euro £1 = €	**1.59**	1.61	1.63

5. Basis of preparation

The foregoing accounts are prepared on the basis of the accounting policies set out in the 2002 Annual Report for the year to 31 March 2002.

The balance sheet as at 31 March 2002 has been abridged from the full Group accounts, which received an auditors' report which was unqualified and did not contain any statement concerning accounting records or failure to obtain necessary information and explanations. The full Group accounts have been delivered to the Registrar of Companies.

The results for the 6 months to 30 September 2002 and 30 September 2001 and the balance sheets at 30 September 2002 and at 30 September 2001 are neither audited nor reviewed.

starchsweetenersugarcitricacidsyruppolyolswheatprotein



Registered Office
Tate & Lyle PLC
Sugar Quay, Lower Thames Street
London EC3R 6DQ
Tel: 020 7626 6525
Fax: 020 7623 5213

Website
http://www.tateandlyle.com